CXApp Holding Corp.

February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	CXApp Holding Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 9, 2023
File No. 333-267964

Acceleration Request
Requested Date: Monday, February 13, 2023
Requested Time: 10:00 a.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-267964) (the “Registration Statement”) to become effective on Monday, February 13, 2023 at 10:00 a.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

CXApp Holding Corp.

By:	/s/ Nadir Ali
Nadir Ali
Chief Executive Officer

CXApp Holding Corp. – 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303 – Tel: 408.702.2167